

November 9, 2006

Erwin den Dikken
Chief Legal Officer
AerCap Holdings N.V.
Evert van de Beekstraat 312
1118 CX Schiphol Airport
The Netherlands

> **Re:** **AerCap Holdings N.V.**
> **Registration Statement on Form F-1**
> **Filed on November 2, 2006**
> **File No. 333-138381**

Dear Mr. den Dikken:

We have reviewed your filing and have the following comments.

<u>General</u>

1. Please do not use smaller type in tables, as you do on pages 45, 46, 53, 54, and 65 for example.

2. We note you added disclosure regarding the October 17, 2006 letter of intent to acquire 20 new aircraft from Airbus for approximately $1.9 billion and, as a result, you may significantly increase your financial commitments. Please include this disclosure in the risk factors, both in the Summary and Risk Factors sections where you describe your aggregate debt outstanding.

<u>Prospectus Summary, page 1</u>

<u>Our Corporate History and Shareholding Structure, page 5</u>

3. Please provide transparent disclosure regarding compensation your insiders will receive. In this respect:

   - In the discussion on page 5, identify the four non-executive directors who were granted options and the two members of senior management who were granted options; and
   - Disclose the per share exercise price of Mr. Helming's, options, the non-executive director options and the senior management options and disclose the

basis for the price. Disclose the amount of options that each individual received.

Ownership Chart, page 6

4. Please describe who the Bermuda Parents are prior to or in this section.

Unaudited Consolidated Pro Forma Balance Sheet – September 30, 2006

5. Please revise the shareholders' equity line item to show the components of shareholders' equity. You should include the amounts in each component including but not limited to common stock and additional paid in capital.

Financial Statements

6. Please include an audited balance sheet within 135 days of the date of filing the registration statement for the registrant, AerCap Holdings N.V. Refer to Rule 3-01(a) of Regulation S-X.

Exhibit 5.1 – Legal Opinion

7. We note your response to comment 3 in our letter dated October 31, 2006. Please remove assumption C on page 3 because counsel cannot assume that the registrant has taken all corporate actions necessary to authorize the issuance of the shares. Furthermore, this is a material fact that appears to be readily ascertainable.

Exhibit 23.1

8. Please make arrangements with PricewaterhouseCoopers Accountants N.V. to have them revise their consent to separately identify each of the entities and corresponding financial statement periods for which they provided their reports. The name of the entities should be similar to those included on their reports on pages F-2 and F-3.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene at (202) 551-3733 or in his absence, Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 if you have any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Douglas A. Tanner, Esq.
        Milbank, Tweed, Hadley & McCloy LLP
        1 Chase Manhattan Plaza
        New York, NY 10005